

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 23, 2011

Mr. Michael McElwrath
Chief Executive Officer
Far East Energy Corporation
363 N. Sam Houston Parkway East, Suite 380
Houston, TX 77060

        Re: **Far East Energy Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 15, 2010
                File No. 0-32455

Dear Mr. McElwrath:

      We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                           Sincerely,

                           Karl Hiller
                           Branch Chief